Exhibit 99.1

Borr Drilling Limited – Dividend declaration and key information relating to the cash distribution for the first quarter 2024

Hamilton, Bermuda, May 23, 2024. Borr Drilling Limited (NYSE and OSE: BORR) today announces that the Company’s Board of Directors has approved a cash distribution of paid-in capital of US$0.10 per share for the first quarter of 2024.

Note to shareholders registered in Euronext VPS, the Norwegian Central Security Depository:

Due to implementation of the Central Securities Depository Regulation (CSDR) in Norway, please note the information regarding the payment date for the shares registered in Euronext VPS below.

Effective as of May 28, 2024, the New York Stock Exchange (“NYSE”) will settle its trades on a T+1 basis, while the Oslo Stock Exchange (“OSE”) will continue to settle its trades on a T+2 basis. As a result, there will be different ex-dividend dates between the two exchanges, as set out below.

Key information:

Distribution amount: $0.10 per share
Declared currency: USD. Dividends payable to shares registered with Euronext VPS will be distributed in NOK with fixing date on 17 June, 2024.
Date of approval: 22 May, 2024
Last day including right OSE: 30 May, 2024
Last day including right NYSE: 31 May, 2024
Ex-date OSE: 31 May, 2024
Ex-date NYSE: 3 June, 2024
Record date: 3 June, 2024
Payment date: On or about 17 June, 2024.

Due to the implementation of CSDR in Norway, distributions payable on shares registered with Euronext VPS is expected to be distributed to Euronext VPS shareholders on or about 20 June, 2024.

This information is published in accordance with the requirements of the Continuing Obligations.